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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                AMENDMENT NO. 3
                                      TO
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                 WISCONSIN CENTRAL TRANSPORTATION CORPORATION
                               (Name of Issuer)

                         Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                   976592105
                                (CUSIP Number)

                              Edward A. Burkhardt
                          8600 West Bryn Mawr Avenue
                                  Suite 500N
                               Chicago, IL 60631
                                (773) 714-8669
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                August 10, 2001
           (Dates of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 976592105

1.  Name of reporting person
    I.R.S. Identification No. of above person

    Edward A. Burkhardt
2.  Check the appropriate box if a member of a group              (a)[_]
                                                                  (b)[_]
3.  SEC Use Only
4.  Sources of Funds

          PF
5.  Check box if disclosure of legal proceedings is
    required pursuant to Items 2(d) or 2(e)                          [_]

6.  Citizenship or place of organization

    United States


Number of Shares           ___________________________________________________
Beneficially Owned by      7.  Sole Voting Power
Each Reporting Person                 2,457,834
with:                      8.  Shared Voting Power
                                      0
                           9.  Sole Dispositive Power
                                      2,457,834
                           10.  Shared Dispositive Power
                                      0

11.  Aggregate amount beneficially owned by each reporting person

          2,457,834 shares of Common Stock

12.  Check box if the aggregate amount in row (11)
     excludes certain shares                                         [_]

13.  Percent of class represented by amount in row (11)

          5.3%
14.  Type of reporting person

          IN

                                       2
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Preliminary Note

     On October 20, 2000, John W. Barriger, Edward A. Burkhardt, Raymond C. Burton, Jr., Robert E. Dowdy, Aaron J. Gellman, Michael W. Howell, Henry Posner III and Andy Sze filed a Statement on Schedule 13D with respect to their beneficial ownership of the common stock, par value $.01 per share (the "Common Stock"), of Wisconsin Central Transportation Corporation, a Delaware corporation (the "Company"). Messrs. Barriger, Burkhardt, Dowdy, Gellman, Howell, Posner and Sze filed an Amendment No. 1 to Schedule 13D on November 2, 2000. The Schedule 13D and Amendment No. 1 were filed because the filing persons may have been deemed to be members of a group deemed to be the beneficial owner in excess of 5% of the Company's outstanding Common Stock by virtue of their participation as members of the Wisconsin Central Shareholders Committee to Maximize Value (the "Committee"). The Committee commenced a solicitation of written consents of the Company's shareholders on November 13, 2000. The consent solicitation ended on January 12, 2001 when the Committee delivered to the Company written consents it had received from shareholders of the Company approving certain of the Committee's proposals. Following the completion of the consent solicitation, each member's participation with the Committee concluded and the Committee was disbanded. Amendment No. 2 to Schedule 13D was filed by Mr. Burkhardt to report the disbanding of the Committee and to report certain other changes to the
Schedule 13D, as amended by Amendment No. 1. This Amendment No. 3 is being filed by Mr. Burkhardt to report sales of Common Stock by Mr. Burkhardt.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Burkhardt may be deemed to beneficially own 2,457,834 shares of Common Stock, which represents approximately 5.3% of the Company's outstanding Common Stock.

         The foregoing calculation of percentage ownership is based on 46,496,065 shares of Common Stock outstanding as of August 3, 2001 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

         (b) Mr. Burkhardt has the sole power to vote or direct the voting of and dispose or direct the disposition of the 2,457,834 shares of Common Stock that may be deemed to be beneficially owned by him.

         (c) Transactions in the Common Stock effected in open market transactions through a broker by Mr. Burkhardt during the past 60 days are set forth below:

Date                Transaction Type              Number of Shares             Price Per Share
----                ----------------              ----------------             ---------------
July 27, 2001       Sale                                     100               $16.90
July 30, 2001       Sale                                     114               $16.90
July 31, 2001       Sale                                  59,972               $16.90
August 1, 2001      Sale                                   1,900               $16.90
August 2, 2001      Sale                                     700               $16.90
August 3, 2001      Sale                                  30,610               $16.90
August 6, 2001      Sale                                   7,674               $16.90
August 7, 2001      Sale                                 233,500               $16.90
August 8, 2001      Sale                                  51,800               $16.90
August 9, 2001      Sale                                  43,100               $16.90
August 10, 2001     Sale                                 203,200               $16.90
August 13, 2001     Sale                                 306,000               $16.90
August 14, 2001     Sale                                 174,500               $16.90
August 15, 2001     Sale                                 409,000               $16.92

                                       3
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         (d)  No person other than Mr. Burkhardt is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock beneficially owned by Mr. Burkhardt.

         (e)  Not applicable.

                                       4
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                                   Signature
                                   ---------

         The undersigned, after reasonable inquiry and to the best of my knowledge and belief, certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Date:  August 21, 2001

                                   /s/  Edward A. Burkhardt
                                   ------------------------
                                   Edward A. Burkhardt

                                       5